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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MILACRON INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
598709301
(CUSIP Number)
Neal A. Kowalski
6707 Bessemer Avenue
Cleveland, Ohio 44127
Tel. No.: (216) 789-2808
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	598709301

1	NAMES OF REPORTING PERSONS: Neal A. Kowalski

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	7	SOLE VOTING POWER:

NUMBER OF		279,838

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		279,838

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	279,838

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D
Item 1. Security and Issuer
     This Schedule 13D relates to shares of common stock, $0.01 par value (“Common Stock”), of Milacron Inc., a Delaware corporation (the “Issuer”), directly owned by Neal A. Kowalski, an individual. The Issuer’s principal executive offices are located at 2090 Florence Avenue, Cincinnati, Ohio 45206.
Item 2. Identity and Background
     (a) This statement is filed by Neal A. Kowalski (the “Reporting Person”).
     (b) The Reporting Person’s business address is 6707 Bessemer Avenue, Cleveland, Ohio 44127.
     (c) The Reporting Person is the President of Centran Logistics Inc. a transporation services company whose principal executive offices are located at 6707 Bessemer Avenue, Cleveland, Ohio 44127.
     (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
     In making the purchases of the shares of Common Stock, the Reporting Person used personal funds in the amount set forth in Exhibit I attached hereto and made a part hereof.
Item 4. Purpose of the Transaction
     The purpose of the acquisition of the shares of Common Stock by the Reporting Person is for investment, and the purchase of the shares of the Common Stock by the Reporting Person was made in the ordinary course of business and, except as noted below, was not made for acquiring control of the Issuer. Depending on price, availability, market conditions and other factors that may affect its judgment, the Reporting Person may acquire additional shares or dispose of any or all of its shares. The Reporting Person does not currently intend to acquire the Issuer or to control the management and policies of the Issuer. The Reporting Person, however, may, from time to time, influence or attempt to influence the management and policies of the Issuer by requesting board representation or otherwise.
Item 5. Interest in Securities of the Issuer
     (a) As of July 23, 2007, the Reporting Person beneficially owns 279,838 shares of Common Stock, which represents 5.02% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the number of shares of Common Stock beneficially owned by the Reporting Person as of July 23, 2007 as set forth in this Schedule 13D, by (ii) the 5,572,645 shares of Common Stock outstanding as of April 30, 2007, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2007.

     (b) The Reporting Person has sole power to vote and dispose of all 279,838 shares of Common Stock.
     (c) The transactions in the Issuer’s securities by the Reporting Person in the last sixty days are listed as Exhibit I attached hereto and made a part hereof.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Not Applicable.
Item 7. Material to be Filed as Exhibits
     Exhibit I Transactions in the Issuer’s securities by the Reporting Person in the last sixty days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 3, 2007 Date

/s/Neal A. Kowalski Signature

Neal A. Kowalski Name/Title

Exhibit I

DATE	NUMBER OF SHARES PURCHASED (SOLD)	PRICE PER SHARE
06/11/07	2,407	8.51
06/11/07	100	8.42
06/11/07	2,426	8.48
06/11/07	674	8.49
06/11/07	100	8.48
06/12/07	100	8.48
06/13/07	800	8.65
06/13/07	2,700	8.65
06/13/07	1,322	8.65
06/13/07	78	8.65
06/14/07	4,000	9.01
06/14/07	1,400	9.06
06/14/07	4,000	9.01
06/14/07	2,600	9.10
06/14/07	1,400	9.06
06/20/07	4,000	9.04
06/20/07	4,000	9.04
06/22/07	2,006	9.12
06/25/07	190	9.12
06/25/07	1,810	9.13
06/25/07	3,900	9.13
06/25/07	100	9.13
06/27/07	4,000	8.20
06/27/07	3,800	8.26
06/27/07	200	8.20
07/03/07	1,348	8.90
07/03/07	758	8.91
07/03/07	68	8.91
07/05/07	3,140	8.91
07/05/07	1,486	8.92
07/05/07	889	8.99
07/05/07	311	8.93
07/06/07	4,500	9.00
07/06/07	4,000	8.96
07/06/07	3,200	9.00
07/06/07	300	8.99
07/09/07	8,000	8.94
07/09/07	8,000	8.93
07/09/07	100	8.83
07/10/07	8,000	8.41
07/10/07	7,900	8.81
07/10/07	7,400	8.41
07/10/07	500	8.39
07/10/07	4,000	8.29
07/10/07	3,400	8.40
07/10/07	2,800	8.31
07/10/07	1,200	8.30
07/10/07	4,700	8.39
07/11/07	4,900	8.15
07/11/07	4,800	8.26
07/11/07	4,700	8.16
07/11/07	3,000	8.14
07/11/07	1,600	8.19
07/11/07	1,600	8.16

07/11/07	700	8.25
07/11/07	700	8.17
07/11/07	500	8.21
07/11/07	400	8.14
07/11/07	300	8.15
07/11/07	200	8.20
07/11/07	200	8.19
07/11/07	100	8.13
07/11/07	100	8.18
07/11/07	100	8.21
07/11/07	100	8.18
07/11/07	12,571	8.36
07/11/07	3,229	8.23
07/11/07	295	8.33
07/12/07	8,000	7.91
07/13/07	8,000	7.98
07/17/07	4,000	8.03
07/17/07	3,700	8.03
07/17/07	300	8.02
07/19/07	3,900	7.66
07/19/07	2,000	7.76